Exhibit 99.1

Inspira Technologies Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Requirement

RA’ANANA, Israel, February 12, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN,IINNW) (“Inspira Technologies” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on February 9, 2026, notifying the Company that it is not currently in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) was below $1.00 per share for the last 30 consecutive business days.

The Notification Letter has no immediate effect on the listing or trading of the Company’s Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “IINN.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, or until August 10, 2026 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period.

If the Company does not regain compliance by August 10, 2026, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effectuating a revere share split, if necessary. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting.

The Company intends to monitor the closing bid price of its Ordinary Shares between now and August 10, 2026, and intends to consider available options to cure the deficiency regain compliance with the Nasdaq minimum bid price requirement within the Compliance Period.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its ability to regain compliance with the Nasdaq minimum bid price requirement within the applicable Compliance Period, its intention to monitor the trading price of its Ordinary Shares, and its consideration of available options to regain compliance with Nasdaq listing requirements. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485